July 20, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Industrea Acquisition Corp.

Registration Statement on Form S-1

Filed June 29, 2017

File No. 333-219053

Dear Ms. Ransom:

On July 18, 2017, we, as the Representatives of the underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-219053) (the “Registration Statement”) so that it may be declared effective on July 20, 2017, at 4:00 p.m. Washington D.C. time, or as soon thereafter as practicable. We are no longer requesting that the Registration Statement be declared effective at such time and hereby formally withdraw our request for acceleration of the effective date to such time.

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[signature page follows]

Very truly yours,

FBR Capital Markets & Co.,
as Representative of the Several Underwriters

By:	/s/ Patrice McNicoll
Name: Patrice McNicoll
Title: Managing Director

B. Riley & Co., LLC,
as Representative of the Several Underwriters

By:	/s/ Jon Merriman
Name: Jon Merriman
Title: Managing Director